# ITEM 4

## ADDITIONAL DISCLOSURES

(1) 3,565,853 Shares are directly owned by a private investment fund and an investment company registered under the Investment Company Act of 1940, as amended, for which Propel Bio Management LLC ("Propel") and Ms. Kawas provide discretionary advisory services. Ms. Kawas is the sole owner of Propel, and possesses voting control and/or the power to direct the disposition of the Shares. Accordingly, for purposes of Rule 13d-3, Propel and Ms. Kawas may be deemed to beneficially own the Shares. In addition, Ms. Kawas and Propel may be considered to form part of a group and therefore, beneficial ownership of all Shares held by group members may be deemed to be attributed to the entire group. In accordance with Rule 13d-4, Propel and Ms. Kawas expressly disclaim beneficial ownership of the Shares.

(2) Calculations are based on 144,300,674 common shares outstanding as of November 12, 2025, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

(3) 0 Shares are directly owned by the Richard and Suzanne Kayne Living Trust dtd 01/14/1999, a family trust (the "Family Trust"), of which Richard Kayne is the sole trustee. Mr. Kayne, as trustee, possesses voting control and/or power to direct the disposition of the Shares held by the Family Trust. Accordingly, for purposes of Rule 13d-3, Family Trust and Mr. Kayne may be deemed to beneficially own the Shares. In addition, Mr. Kayne and the Family Trust may be considered to form part of a group and therefore, beneficial ownership of all Shares held by group members may be deemed to be attributed to the entire group. In accordance with Rule 13d-4, Mr. Kayne expressly disclaims beneficial ownership of the Shares.

(4) Propel Bio Partners LLC ("General Partner") serves as the manager to a special purpose vehicle ("SPV") and general partner to a private investment fund managed by Propel. 1,575,654 Shares are directly owned by the SPV. Ms. Kawas and Mr. Kayne are control persons of the General Partner. For purposes of Rule 13d-3, the General Partner possesses voting control and/or power to direct the disposition of the Shares held by the private fund and SPV. In accordance with Rule 13d-4, Ms. Kawas, Mr. Kayne, and the General Partner each expressly disclaim beneficial ownership of the Shares.

(5) Ms. Kawas, Mr. Kayne, the Family Trust, Propel, and the General Partner may be deemed to form a group and therefore, beneficial ownership of all reported Shares may be attributed to the entire group. In accordance with Rule 13d-4, Ms. Kawas, Mr. Kayne, and the General Partner each expressly disclaim beneficial ownership of the Shares.